UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GELTOLOGY INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

368540 100
(CUSIP Number)

Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
(212) 407-4159

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 11, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐

CUSIP No. 368540 100	Page 2 of 7

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) ACROSS ASIA INVESTMENTS LIMITEd
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) oo
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization BRITISH VIRGIN ISLANDS
Number of Shares Beneficially Owned by Each reporting Person With:	7	Sole Voting Power 8,660,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 8,660,000
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,660,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 6.8%(1)
14	Type of Reporting Person (See Instructions) CO

(1) Based on 127,349,551 shares of common stock outstanding on July 11, 2012, as reported by the Issuer in its Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on July 17, 2012.

CUSIP No. 368540 100	Page 3 of 7

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) SHIQIU XIAO
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) oo
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization PRC
Number of Shares Beneficially Owned by Each reporting Person With:	7	Sole Voting Power 8,660,000 (2)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 8,660,000 (2)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,660,000 (2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 6.8%(1)
14	Type of Reporting Person (See Instructions) IN

(1) Based on 127,349,551 shares of common stock outstanding on July 11, 2012, as reported by the Issuer in its Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on July 17, 2012.

(2) Represents shares held by Across Asia Investments Limited, a company that is solely owned by Mr. Xiao.

CUSIP No. 368540 100	Page 4 of 7

Security and Issuer.

Common Stock of Geltology Inc. (the “Issuer”), with a principal place of business located at Room 2903, Unit B, Jianwai SOHO East District, 39 East Third Ring Road Central, Chaoyang District, Beijing, China (the “PRC”).

Item 1.     Identity and Background.

This statement is filed on behalf of Across Asia Investments Limited (“Across Asia Investments”) and Shiqiu Xiao.

Across Asia Investments, a British Virgin Islands (“BVI”) holding company, has a principal place of business located at Room 2903, Unit B, Jianwai SOHO East District, 39 East Third Ring Road Central, Chaoyang District, Beijing, the PRC.

Shiqiu Xiao, whose business address is Room 2903, Unit B, Jianwai SOHO East District, 39 East Third Ring Road Central, Chaoyang District, Beijing, the PRC, is the sole director and shareholder of Across Asia Investments. Mr. Xiao is a PRC citizen.

During the past five years, neither Across Asia Investments nor Mr. Xiao has been convicted in a criminal proceeding, nor has either of them been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 2.     Source and Amount of Funds or Other Consideration.

On July 11, 2012, pursuant to a share exchange agreement (the “Exchange Agreement”) by and among the Issuer, the principal shareholders of the Issuer, General Red Holding, Inc. (“GRH”), and the holders of all outstanding shares of GRH (the “GRH Shareholders”), GRH agreed to pay the Issuer’s principal shareholders $455,000, and the GRH Shareholders transferred to the Issuer all of the outstanding shares of common stock of GRH. In return, the Issuer issued, in the aggregate, 125,112,803 shares of the Issuer’s common stock, and the Issuer’s principal shareholders surrendered for cancellation an aggregate of 4,513,252 shares of common stock. Such transaction is hereinafter referred to as the “Share Exchange”.

Item 3.     Purpose of Transaction.

Prior to the Share Exchange, the Issuer was a “shell company” (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). As a result of the Share Exchange, the Issuer acquired GRH, a Delaware corporation that, through its operating subsidiaries in the PRC, is in the business of preserving, packaging and marketing premium navel oranges for distribution and sale throughout the PRC.

Across Asia Investments was a GRH Shareholder and a party to the Exchange Agreement. Shiqiu Xiao is the sole director and shareholder of Across Asia Investments. Pursuant to the Exchange Agreement, Mr. Xiao, through Across Asia Investments, may be deemed to beneficially own 8,660,000 shares of common stock of the Issuer.

Item 4.     Interest in Securities of the Issuer.

a)	Across Asia Investments is the record holder of 8,660,000 shares of the Issuer’s common stock, representing 6.8% beneficial ownership.

Shiqiu Xiao, as the sole shareholder of Across Asia Investments, is the indirect beneficial owner of an aggregate of 8,660,000 shares of the Issuer’s common stock, representing 6.8% beneficial ownership.

CUSIP No. 368540 100	Page 5 of 7

b)	Across Investments and Shiqiu Xiao, in his capacity as the sole director of Across Asia Investments, may be deemed to have the sole power to vote and dispose of 8,660,000 shares of the Issuer’s common stock.

c)	Neither Across Asia Investments nor Shiqiu Xiao has effected any transactions in the Issuer’s common stock in the past sixty days other than as reported herein.

d)	Not applicable.

e)	Not applicable.

Item 5.     Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

The disclosure set forth in Item 4, above, is incorporated herein by reference.

Item 6.     Materials to be Filed as Exhibits.

10.1	Share Exchange Agreement, dated July 11, 2012, by and among GRH, the GRH Shareholders, the Issuer and the principal shareholders of the Issuer.*
10.2	Joint Filing Agreement by and among Across Asia Investments and Shiqiu Xiao.

*Incorporated by reference to the Current Report on Form 8-K filed by the Issuer with the SEC on July 17, 2012.

CUSIP No. 368540 100	Page 6 of 7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: July 20, 2012	ACROSS ASIA INVESTMENTS LIMITED

/s/ Shiqiu Xiao
Name: Shiqiu Xiao
Title: Director

Date: July 20, 2012	Shiqiu Xiao

/s/ Shiqiu Xiao
Name: Shiqiu Xiao

Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Statement on Schedule 13D to which this exhibit is attached is filed on behalf of each of them in the capacities set forth below.

Dated:  July 20, 2012

ACROSS ASIA INVESTMENTS LIMITED

By:	/s/ Shiuqiu Xiao
Name: Shiuqiu Xiao, Director

/s/ Shiuqiu Xiao
Name: Shiuqiu Xiao